Exhibit 99.8

NICE Powers Predictive Behavioral Routing with AI-Driven Sentiment Data

Incorporating AI-driven Sentiment data on top of Predictive Behavioral Routing, CXone and Nexidia suite power hyper-personalized customer-employee connections that boost customer satisfaction and NPS

Hoboken, N.J., January 28, 2020 – NICE (Nasdaq: NICE) today announced that CXone integrates Sentiment Analysis data on top of intelligent routing, both driven by AI, to hyper-personalize customer and employee experiences. Adding Nexidia's AI-driven Sentiment Analysis to  Predictive Behavioral Routing's (PBR) AI-based routing strategy, CXone now factors in customer preferences, in addition to personality, when connecting employees and customers in real-time. NICE’s Nexidia Analytics solutions now also integrate AI-powered routing information on top of Sentiment Analysis data, enabling seamless operationalization of analytics insights to boost business outcomes. The result is an immediate improvement in metrics such as CSAT (customer satisfaction) and Net Promoter Score® (NPS®). Showcasing NICE's continued leadership in the Contact Center as a Service (CCaaS) and analytics spaces, this integration redefines personalization and drives customer experience transformation.

Research conducted by Paul Stockford, Chief Analyst at Saddletree Research and presented at a NICE webinar indicates that "93% of contact centers say CX (personalization) is important, but 95% of contact centers are not personalizing interactions with an intelligent routing solution, like PBR. Instead, they are using decades-old routing technology." Stockford’s research also shows how the demands of today’s customers require a level of personalization that traditional routing cannot satisfy.

One of the most accurate ways to measure customer satisfaction (CSAT) and predict NPS for every interaction, Sentiment Analysis data is critical to evaluating customer engagement. CXone seamlessly factors in Sentiment Analysis data by Nexidia Analytics in real-time to ensure customer preferences are considered when matching the employee with the customer. NICE Nexidia customers also benefit from immediate improvements to CSAT by operationalizing Sentiment data with PBR’s AI-powered routing. This integration allows organizations to boost employee engagement, improve CSAT and offer experiences that engage and resonate with customers.

Barry Cooper, President, NICE Enterprise Group, said, “Redefining personalization, businesses can now differentiate by driving engaging connections that excite customers and motivate employees.  With today’s announcement, organizations can now drive customer experience transformation within their business using AI to precisely match the right agent with the customer based on personality and preferences.”

Predictive Behavioral Routing delivers results regardless of an organization’s existing ACD or telephony platform.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.